July 17, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby Matthew Crispino Melissa Walsh Stephen Krikorian

Re:	Sumo Logic, Inc. Draft Registration Statement on Form S-1 Submitted April 8, 2020 CIK No. 0001643269

Ladies and Gentlemen:

On behalf of our client, Sumo Logic, Inc. (“Sumo Logic” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 21, 2020, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on April 8, 2020 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version confidentially submitted on April 8, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on April 8, 2020), all page references herein correspond to the page of the Revised Registration Statement.

Securities and Exchange Commission

July 17, 2020

Customer Case Studies, page 109

1.

You present case studies of customers that have utilized your services. Please confirm that the customers have consented to these statements and to their case studies being used in your registration statement and explain the criteria you used in selecting the profiled clients and how these clients provide a meaningful representation of your user base. Also, disclose the time periods covered by the case studies, as well as any limitations in using these individual case studies.

The Company respectfully advises the Staff that all customers have consented to the statements and the case studies disclosed in the Draft Registration Statement. The Company’s criteria used in selecting the profiled clients included identifying customers across various verticals to demonstrate the adoption of its Continuous Intelligence platform in multiple industries. Additionally, the Company considered customers that employed the Company’s solutions for different use cases to provide tangible examples of the benefits of adoption of the Company’s solutions. The Company also sought to present representative customers in these case studies, and so all of the profiled customers have been a customer of the Company for at least four years and have annual recurring revenue, or ARR, of $100,000 or more as of January 31, 2020. In response to the Staff’s comment, the Company has revised the disclosure on pages 120 to 122 to add the time periods covered by the case studies and to clarify that these are individual experiences with the Company’s solutions and not all customers experience all of the benefits discussed.

General

2.

We refer to the graphic on the inside back cover page. Please balance the disclosure in the graphic on the back cover page by including your net loss through January 31, 2020. In addition, please clarify whether the Revenue Run Rate is calculated using monthly or quarterly results and discuss the material underlying assumptions and limitations of the figures presented.

In response to the Staff’s comment, the Company has revised the disclosure in the graphic on the inside back cover page to include a footnote disclosing net loss for the quarter ended April 30, 2020 and that Revenue Run Rate is calculated using results for that quarter. The Company has also revised the footnote referencing Management’s Discussion and Analysis of Financial Condition and Results of Operations to indicate that section provides additional information on the key metrics presented.

*****

Securities and Exchange Commission

July 17, 2020

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Ramin Sayar, Sumo Logic, Inc. Sydney Carey, Sumo Logic, Inc. Katherine Haar, Sumo Logic, Inc. Jennifer McCord, Sumo Logic, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C. Lianna C. Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP Stephen Salmon, Davis Polk & Wardwell LLP